Brian T. Gallagher E-Mail: Gallagher@CouncilBaradel.com Telephone Extension: 3420

May 20, 2022

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Jessica Livingston

Sandra Hunter Berkheimer

RE:	CWS Investments Inc

Offering Statement on Form 1-A

Filed April 7, 2022

File No. 024-11857

To the Division of Corporation Finance:

This letter is submitted on behalf of CWS Investments, Inc., a Virginia corporation (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter dated April 29, 2022, with respect to the Issuer’s Offering Statement on Form 1A (File No. 024-11857), filed with the SEC on April 7, 2022. This letter is being submitted contemporaneously with the filing of the First Amendment to the Offering Statement containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold and followed by the corresponding response of the Issuer.

For the Staff’s ease of review, we have also provided two clean copies of the First Amendment, along with two redlines marked against the Offering Statement.

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Annapolis: 410.268.6600    Baltimore: 410.269.6190    Washington: 301.261.2247    Fax: 410.269.8409    www.CouncilBaradel.com

CB File No. 20324.33	May 20, 2022

Cover Page

1.	We note your disclosure here and elsewhere that you intend to offer 7% Bonus Shares for the investors that purchase the first 2,500,000 shares to encourage early investment. It appears you will then continue the offering at the disclosed price without the bonus shares, making this effectively a delayed offering for those investors purchasing after the first 2,500,000 shares have been sold. Delayed offerings are not permitted under Regulation A, Securities Act Rule 251(d)(3). Please revise the terms of your offering to comply with Rule 251.

Issuer Response: In response to the concerns and issues raised above, the Issuer revised the Bonus Shares program to alleviate any concerns that the bonus shares created a delayed offering by changing the effective price of the Class A Preferred Shares. The First Amendment now specifically states that there are 525,000 Bonus Shares available for distribution. The availability of the Bonus Shares is on a ‘first come, first served’ basis and the issuance of the Bonus Shares reduces the effective price of the Class A Preferred Shares from $10.00 to $9.35.

Risks Related to the Company’s Limited Operating History, page 8

2.	Please refer to your risk factor disclosure on page 10 related to the potential for being deemed an investment company. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please supplementally provide us with a discussion and analysis of how you specifically intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. We may refer your response to the Division of Investment Management.

Issuer Response: Please see the edits to the section entitled Risks Related to the Company’s Limited Operating History. As seen therein, the First Amendment cites to prior SEC guidance provides detailed information as to how it expects to avoid registration under the Act. Specifically, Section 3(c)(5)(C) of the Act of 1940, as amended, provides an exemption for companies engaged primarily in investment in mortgages and other liens on or interests in real estate. In order to qualify for this exclusion, we plan to adhere to the SEC’s guidance, as put forward in the Redwood Trust, Inc. guidance letter, and ensure that at least 55% of the Company’s assets consist of "mortgages and other liens on and interests in real estate" (called "qualifying interests") and the remaining 45% of the Company’s assets consist primarily of “real estate-type interests.” And further, that at least 80% of the Company’s total assets consist of “qualifying interests” and real estate-type interests. We intend to achieve the referenced balance, and therefore maintain an exemption from the Act, by only investing in first mortgages with conservative loan to value characteristics. Meaning, the Company only intends to purchase mortgages that are fully secured, as opposed to mortgages that are only partially secured by value in real property. The Company may also opportunistically invest in second mortgages and lease options if said assets possess similarly conservative loan to value characteristics.

The Issuer respectfully believes that the information contained herein is responsive to the Staff Comment Letter. Please feel free to contact me at the above number for any questions related to this letter. As a side note, we appreciate the speed with which the Staff was able to review and provide its initial comments on the Offering Statement.

Very respectfully,

//btg//

Brian T. Gallagher